Filed pursuant to Rule 424(b)(3)

File No. 333-280361

Supplement to the

AB Private Lending Fund

August 7, 2024 Prospectus

Effective immediately, Item 2 on page A-9 of Appendix A: Form of Subscription Agreement is hereby amended and restated in its entirety as follows.

I (we) have (A) a minimum net worth (not including home, home furnishings and personal automobiles) of at least $250,000, or (B) a minimum net worth (as previously described) of at least $70,000 and a minimum annual gross income of at least $70,000. If I am an entity that was formed for the purpose of purchasing shares, each individual that owns an interest in the entity meets this requirement.